AS FILED: JULY 23, 2001                               SEC FILE NO. 333-________
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       REGISTRATION STATEMENT ON FORM S-3
                        UNDER THE SECURITIES ACT OF 1933

                           CALDERA INTERNATIONAL, INC.
             (Exact Name of Registrant as Specified in its Charter)

           DELAWARE                                             87-0662823
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)

             240 WEST CENTER STREET, OREM, UTAH 84057 (801) 765-4999
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     RANSOM H. LOVE, 240 WEST CENTER STREET, OREM, UTAH 84057 (801) 765-4999
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    COPY TO:

                               Keith L. Pope, Esq.
                       PARR WADDOUPS BROWN GEE & LOVELESS
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                            Telephone: (801) 532-7840
                            Telecopy: (801) 532-7750
                              e-mail: klp@pwlaw.com

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

         If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
  TITLE OF EACH CLASS OF      AMOUNT TO BE                                                           AMOUNT OF
SECURITIES TO BE REGISTERED    REGISTERED        PRICE PER SHARE(1)       OFFERING PRICE(2)      REGISTRATION FEE
Common Stock                   21,333,333              $1.125                $24,000,000              $6,000
====================================================================================================================

(1) The per share price for the common stock is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based upon the average of the high and low prices for the common stock as reported by the Nasdaq National Market on July 18, 2001.

(2) It is anticipated that the common stock being sold by the selling stockholders may be sold in privately negotiated transactions or through broker-dealers in individual transactions in which normal commissions and other charges will be made by the broker-dealer. There is no agreement between any broker-dealer and us with respect to such sales. (See "PLAN OF DISTRIBUTION.")

(3) The Company will not receive any of the proceeds of this offering. All proceeds will be paid to the selling stockholders. The Company anticipates that it will incur costs related to this offering of approximately $75,000. (See "PLAN OF DISTRIBUTION.")

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   PRELIMINARY PROSPECTUS DATED JULY 23, 2001

                              --------------------

                           CALDERA INTERNATIONAL, INC.

                        21,333,333 SHARES OF COMMON STOCK

         This prospectus relates to the public offering or distribution by certain stockholders of 21,333,333 shares of common stock, par value $0.001 per share, of Caldera International, Inc. We will not receive any proceeds from the sale or distribution of the common stock by the selling stockholders.

         Our common stock is quoted on the Nasdaq National Market under the trading symbol "CALD." On July 18, 2001, the last price for our common stock, as reported by the Nasdaq National Market, was $1.08.

         YOU SHOULD CONSIDER THE RISKS INVOLVED, INCLUDING THOSE DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 3, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

                              --------------------

                                           Per Share          Total
                                           ---------        -----------
Public offering price                      $1.08            $23,040,000
Commissions(1)                             $   0            $         0
Proceeds to selling stockholders           $1.08            $23,040,000

                            ------------------------

----------
(1) The shares of common stock may be sold through broker-dealers or in privately negotiated transactions in which commissions and other fees may be charged. These fees will be paid by the selling stockholders. Caldera International has no agreement with a broker-dealer with respect to these shares and is unable to estimate the commissions that may be paid in any given transaction.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, NOR ANY OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                    Prospectus dated ________________, 2001.

                                     SUMMARY

         This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus, including Risk Factors and the information incorporated by reference from our periodic reports for important information regarding our company and our common stock before making the decision to invest.

                              CALDERA INTERNATIONAL

         Caldera International has historically developed and marketed business solutions based on the Linux operating system, or Linux-based solutions, including eDesktop and eServer products, technical training, certification and support. Our OpenLearning Providers offer distribution-neutral Linux training and certification based on Linux Professional Institute (LPI) certification standards. We support the open source community and advocate Linux Standard Base
(LSB) and LPI.

         On May 7, 2001, we completed the acquisition of the assets of the server software and professional services groups of Tarantella, Inc. ("Tarantella"), formerly known as The Santa Cruz Operation, Inc. The acquired business provides server-based software for networked business computing and server operating systems based on UNIX technology. It also provides network computing software that enables clients of all kinds--including personal computers, graphical terminals, network computers, and other devices--to have webtop access to business-critical applications running on servers of all kinds. The acquired products include the OpenServer and UNIXWare families of products.

         This acquisition substantially increased our operations, customer base, and product offerings. Our business plan is to integrate our historical Linux-based products and services with our recently acquired UNIX-based products and services as a way of encouraging businesses to adopt the open source Linux-based operating systems.

         Our principal executive offices are located at 240 West Center Street, Orem, Utah 84057. Our telephone number at that location is (801) 765-4999.

                                  THE OFFERING

         This offering is for the sale or distribution of up to 21,333,333 shares of our common stock held by the selling stockholders. This prospectus is part of a registration statement filed to meet our contractual obligation to permit the sale or distribution of the common stock held by one of the selling stockholders. (See "PLAN OF DISTRIBUTION.")

Securities offered by the selling stockholders.........................21,333,333 shares of common stock

Common stock outstanding before offering...............................57,032,841 shares

Common stock outstanding after offering................................57,032,841 shares

No proceeds to us......................................................We will not receive any proceeds from the sale of the common stock by the selling
                                                                       stockholders

Nasdaq Symbol..........................................................CALD

                 SPECIAL NOTE ABOUT FORWARD-LOOKING INFORMATION

         This prospectus and our reports filed with the SEC contain forward-looking statements and information relating to our company and its business that are based on the beliefs of our management and assumptions made concerning information then currently available to management. These statements reflect the views of our management at the time they are made and are not intended to be accurate descriptions of the future. The discussion of future events is subject to a number of risks and assumptions that could materially change the outcome from that anticipated. The factors that are particularly relevant to our company are management's ability to integrate and manage the business and operations recently acquired from Tarantella, to deliver products integrating Linux-based and UNIX-based technology that are accepted in the business marketplace, to control costs and increase revenues to permit our company to achieve positive cash flow, to continue to develop new products and improve existing products to meet market needs, to successfully manage our relationship with the open source community, to identify investment opportunities with a potential for a return, to negotiate investments with terms favorable to our company, to attract investors to provide necessary additional capital to our company or to the start-up companies in which we make an investment, to achieve success with start-up companies in which we invest, and to achieve success with our existing technologies and products in the marketplace. Should one or more of these or other risks materialize or if the underlying assumptions of management prove incorrect, our actual results may vary materially from those described in the forward looking statements. We do not intend to update these forward-looking statements, except as may occur in the regular course of our periodic reporting obligations.

                                  RISK FACTORS

         The acquisition of the common stock involves risks. The following factors, in addition to the other information and financial data set forth elsewhere in this prospectus or incorporated herein by reference, should be considered carefully in evaluating an investment in our company before making a decision to purchase the common stock offered by this prospectus.

RISKS RELATED TO THE BUSINESS

         WE ARE A NEW COMPANY WITH A LIMITED OPERATING HISTORY, WHICH MAY MAKE IT DIFFICULT FOR YOU TO ASSESS THE RISKS RELATED TO OUR BUSINESS.

         Although we began operations in 1994, during the past 24 months we have substantially revised our business plan to focus on Linux for eBusiness, made additions to our product line and hired a significant number of new employees, including key members of our management team, and completed two acquisitions. In May 2001, we acquired the server software and professional services groups of Tarantella, which have employees, operations, revenue and expenses significantly greater than ours. Our historical sales have been primarily from our OpenLinux products, which were historically developed for first-time Linux users who predominantly have experience using Windows desktop environments. We do not anticipate that these will continue to be a significant part of our business as we continue to shift focus to corporate users. As a company in a new and rapidly evolving industry, we face risks and uncertainties relating to our ability to successfully implement our strategy. You must consider the risks, expenses and uncertainties that a company like ours, operating with an unproven business model, faces in a new and rapidly evolving market such as the market for Linux software. These risks also include our ability to:

         o        broaden awareness of the Caldera brand;

         o maintain our current, and develop new, strategic relationships with technology partners and solution providers;

         o        attract, integrate and retain qualified management personnel;

         o attract, integrate and retain qualified personnel for the expansion of our sales, professional services, engineering, marketing and customer support organizations;

         o continue to develop and upgrade product offerings tailored for business;

         o        respond effectively to competitive pressures; and

         o generate revenue from the sale of our software products, services, education programs and training.

         If we cannot address these risks and uncertainties or are unable to execute our strategy, we may not be successful.

         WE MIGHT FAIL TO SUCCESSFULLY INTEGRATE THE BUSINESS RECENTLY ACQUIRED FROM TARANTELLA.

         In May 2001, we completed the acquisition of the server software and professional services groups from Tarantella. This acquisition significantly increased our personnel, products, operations, and geographic locations. One of our key issues will be the integration of the business, personnel, and operations acquired from Tarantella, including the integration of our historical Linux product offerings with UNIXWare product offerings acquired from Tarantella. This product line integration will involve consolidation of products with duplicative functionality, coordination of research and development activities, and convergence of the technologies supporting the various products.

         Other business integration issues could arise, including:

         o maintaining brand recognition for key products of the server business, such as UNIXWare and OpenServer, while migrating customer identification of our brands;

         o resolving channel conflicts that may arise between historical third-party distributor and our electronic solution provider channels and the channels of the UNIX-based business;

         o coordinating, integrating and streamlining geographically dispersed operations; and

         o coping with customers' uncertainty about continued support for duplicative products.

         Management and employee integration issues could also arise, including:

         o resolving differences between the corporate cultures of our company and the newly acquired operations;

         o        employee turnover; and

         o integrating the management teams of both companies successfully.

         Operational issues could arise, including potential problems in integrating:

         o        management information systems;

         o        telephone systems; and

         o        customer data.

         The integration will also be expensive. In addition, management's focus on the integration is likely to interrupt our business activities, including the development of products and technologies integrating the Linux and UNIX product offerings. Any of these risks could harm future revenue and results of operations.

         WE WILL INCUR SIGNIFICANT CHARGES TO OPERATIONS IN CONNECTION WITH THE COMBINATION THAT WILL IMPACT OPERATING RESULTS IMMEDIATELY AND IN THE FUTURE.

         The significant costs of integration associated with the acquisition from Tarantella increases the risk that we will not realize the anticipated benefits. Because we will account for the combination as a purchase, we expect to incur a one-time charge of approximately $1.5 million, related to the write-off of in-process research and development. Subsequent to the acquisition, we anticipate recording charges to operations for the amortization of goodwill and other intangible assets of approximately $5.1 million per quarter. In June 2001, the Financial Accounting Standards Board ("FASB") approved Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which supercedes APB Opinion No. 17, "Intangible Assets." The FASB is currently finalizing this statement with an expected issuance in July 2001. Under its proposed changes, SFAS 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. Upon adopting this statement, we anticipate recording charges to operations for the amortization of goodwill and intangible assets of approximately $1.7 million per quarter. Such charges will increase our net losses, or reduce our net income in the event we otherwise become profitable, until such amounts have been completely amortized.

         WE HAVE NOT BEEN PROFITABLE AND WE EXPECT OUR LOSSES TO CONTINUE.

         We have not been profitable. The operations recently acquired from Tarantella have not been profitable and their revenue has been declining. If our revenue declines or grows at a slower rate than anticipated or we are unable to efficiently reduce operating expenses, we may not achieve or sustain profitability or generate positive cash flow. For the three months ended April 30, 2001, we incurred a net loss of approximately $11.7 million. As of April 30, 2001, we had incurred total net losses of approximately $78.0 million since the inception of our business in 1994. As a result of the acquisition of the server software and professional services groups from Tarantella, we expect to continue to incur net losses because we anticipate incurring significant expenses in connection with the integration of the businesses, developing our products, hiring and training employees, expanding our market reach, building awareness of our brand and integrating the products offered by the server software and professional services groups of Tarantella. We may find it necessary to accelerate expenditures relating to product development and support and our sales and marketing efforts beyond our current expectations or otherwise increase our financial commitment to creating and maintaining brand awareness among potential customers. If we are unable to achieve positive cash flow from operations, we will not be able to implement our business plan or we will need additional funding, which may not be available to us.

         OUR PRODUCT AND SERVICE OFFERINGS MAY NOT BE ACCEPTED.

         We face risks and uncertainties relating to our ability to successfully implement our strategy. Our business model is based on an expectation that we can create and develop demand from the corporate community for product and service offerings, which will include both UNIX and Linux products and services. There is no current market for business solutions combining both Linux and UNIX-based products and services. At present, the business community favors Microsoft and other non-Linux operating systems. Our success will depend on market acceptance of the products we currently offer and the development of additional products that are accepted by the market.

         In order for our product offering to be accepted we must:

         o        broaden awareness of the Caldera brand;

         o maintain our current, and develop new, strategic relationships with technology partners and solution providers;

         o continue to develop and upgrade product offerings tailored for business; and

         o        respond effectively to competitive pressures.

         OUR WORKFORCE HAS INCREASED SIGNIFICANTLY AND WE WILL FACE MANY DIFFICULTIES IN MANAGING A LARGER COMPANY.

         On completion of the Tarantella transaction, our workforce increased to approximately 619 people. Key personnel have little experience managing this type of growth. This growth is likely to strain our management control systems and resources, including decision making, responsibility and accountability management, support, accounting and financial reporting, and management information systems. We will need to continue to improve our financial and management controls and our reporting systems and procedures to manage our employees and expanded operations.

         IF WE ARE UNABLE TO RETAIN KEY PERSONNEL IN AN INTENSELY COMPETITIVE ENVIRONMENT, OUR OPERATIONS COULD BE ADVERSELY AFFECTED.

         We will need to retain our management, technical, and support personnel. Competition for qualified professionals in the software industry is intense, and we may be unable to retain sufficient professionals to operate the combined business. Departures of existing personnel could be disruptive to our business and can result in the departure of other employees.

         The loss or departure of any officers or key employees could harm our ability to implement our business plan and could adversely affect our operations. Our future success depends to a significant extent on the continued service and coordination of our management team, particularly Ransom H. Love, our President and Chief Executive Officer. We do not maintain key person insurance for any member of our management team.

         YOU SHOULD NOT RELY ON OUR QUARTERLY OPERATING RESULTS AS AN INDICATION OF OUR FUTURE RESULTS BECAUSE THEY ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS. FLUCTUATIONS IN OUR OPERATING RESULTS OR THE FAILURE OF OUR OPERATING RESULTS TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS MAY NEGATIVELY IMPACT OUR STOCK PRICE.

         Our quarterly operating results have varied in the past. Fluctuations in our quarterly operating results or our failure to meet the expectations of analysts or investors, even in the short-term, could cause our stock price to decline. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. Factors that may affect our quarterly results include:

         o the interest level of electronic solution providers in recommending our Linux and UNIX business solutions to end users;

         o the introduction, development, timing, competitive pricing and market acceptance of our products and services and those of our competitors;

         o changes in general economic conditions, such as recessions, that could affect capital expenditures and recruiting efforts in the software industry in general and in the Linux environment in particular;

         o        the magnitude and timing of marketing initiatives;

         o changing business attitudes toward Linux and UNIX as viable operating systems compared to other competing systems;

         o the maintenance and development of our strategic relationships with technology partners and solution providers;

         o        the attraction, retention and training of key personnel; and

         o        our ability to manage our anticipated growth and expansion.

         As a result of the factors listed above and elsewhere, it is possible that our results of operations may be below the expectations of public market analysts and investors in any particular period. This could cause our stock price to decline. In addition, we plan to increase our operating expenses to expand our sales and marketing, administration, consulting and training, maintenance and technical support and research and development groups. If revenue falls below our expectations and we are unable to quickly reduce our spending in response, our operating results would be lower than expected and our stock price may fall.

         WE RELY ON OUR INDIRECT SALES CHANNEL FOR DISTRIBUTION OF OUR PRODUCTS, AND ANY DISRUPTION OF OUR CHANNEL AT ANY LEVEL COULD ADVERSELY AFFECT THE SALES OF OUR PRODUCTS.

         We have a two-tiered distribution channel. The relationships we have developed with distributors allow us to offer our products and services to a much larger customer base than we would otherwise be able to reach through our own direct sales and marketing efforts. Some electronic solution providers also purchase solutions through our distributors, and we anticipate they will continue to do so as we expand our product offerings. Because we usually sell indirectly through distributors, we cannot control the relationships through which solution providers or equipment integrators purchase our products. In turn, we do not control the presentation of our products to end-users. Therefore, our sales could be affected by disruptions in the relationships between our distributors and electronic solution providers or between electronic solution providers and end users. Also, distributors and electronic solution providers may choose not to emphasize our products to their customers. Any of these occurrences could diminish the effectiveness of our distribution channel and lead to decreased sales.

         OUR BUSINESS MODEL, WHICH RELIES ON A COMBINATION OF OPEN SOURCE SOFTWARE AND PROPRIETARY TECHNOLOGY, IS UNPROVEN.

         Our business model incorporates as integral elements of our product offerings both commercial products and open source software. We know of no company that has built a profitable business based in whole or in part on open source software. By incorporating open source components in our product offerings, we face many of the same risks that other open source companies experience, including the inability to offer warranties and indemnities on products and services. The open source components included in our products are available for free from other sources. In addition, by including proprietary technology in our products that is not freely downloadable we may run counter to the perception of Linux as an open source model and may alienate the Linux community. Negative reaction such as this, if widely shared by our customers, developers or the open source community, could harm our reputation, diminish our brand and decrease our revenue. Our business will fail if we are unable to successfully implement our business model.

         Our business model also depends upon incorporating contributions from the open source community into our products. The viability of our product offerings depends in large measure upon the efforts of the open source community in enhancing products and making them compatible for use across multiple software and hardware platforms. There are no guarantees that these products will be embraced by the open source community such that programmers will contribute sufficient resources for their development. If the open source community does not embrace products that we view as integral to providing eBusiness solutions, we will be required to devote significant resources to develop these products on our own.

         BECAUSE OUR LINUX PRODUCTS HAVE RELATIVELY SHORT LIFE CYCLES, WE MUST DEVELOP AND INTRODUCE NEW LINUX PRODUCTS TO SUSTAIN OUR LEVEL OF SALES.

         Our Linux software products have a limited life cycle and it is difficult to estimate when they will become obsolete. If we do not develop and introduce new Linux products before our existing Linux products have completed their life cycles, we will not be able to sustain our level of sales. In addition, to succeed, many customers must adopt our new Linux products early in the product's life cycle. Therefore, if we do not attract sufficient customers early in a product's life, we may not realize the amount of revenue that we anticipate for the product or recover our development costs. We cannot be sure that we will continue to be successful in marketing our key products.

         WE RELY ON INDEPENDENT DEVELOPERS IN THE OPEN SOURCE COMMUNITY, SUCH AS LINUS TORVALDS, IN ORDER TO RELEASE UPGRADES OF OUR LINUX-BASED PRODUCTS.

         Many of the components of our software products, including the Linux kernel, the core of the Linux operating system, are developed by independent developers in the open source community and are available for inclusion in our products without cost. Linus Torvalds, the original developer of the Linux kernel, and a small group of independent engineers have in the past developed and upgraded the Linux kernel. Neither Mr. Torvalds nor any significant contributor to the Linux kernel is an employee of ours, and none of these individuals are required to further update the Linux kernel. If these independent developers and others in the open source community do not further develop the Linux kernel and other open source software included in our products on a timely basis, or at all, our ability to enhance our product offerings will suffer. As a consequence, we will be forced to rely to a greater extent on our own development efforts or license commercial software products as replacements, which would increase our expenses and delay enhancements to our products. For example, in the past we have sometimes been unable to upgrade all open source components of a product in connection with a proposed release because enhancements had not yet been made by these independent developers. Any failure on the part of the kernel developers to further develop and enhance the kernel could also stifle the development of additional Linux applications.

         IF THE MARKET FOR LINUX BUSINESS SOLUTIONS DOES NOT GROW AS WE ANTICIPATE, WE MAY NOT BE ABLE TO CONTINUE OUR BUSINESS PLAN AND GROW OUR BUSINESS.

         Our strategy for marketing Linux solutions to businesses depends in part upon our belief that many businesses will follow a trend away from the use of networked computers linked by centralized servers and move toward the use of distributed applications through thin appliance servers, or specialized servers, Internet access devices and application service providers. We also are relying on electronic solution providers making these technologies available on Linux and Linux then becoming a desirable operating system under these circumstances. However, if businesses, which at present favor Microsoft and other non-Linux operating systems, do not adopt these trends in the near future, or if Linux is not viewed as a desirable operating system in connection with these trends, a significant market for our products may not develop. Factors that may keep businesses from adopting these trends include:

         o        costs of installing and implementing new hardware devices;

         o        costs of porting legacy systems into new platforms;

         o security concerns regarding manipulation of data through application service providers;

         o        limited adoption of Linux among businesses generally;

         o        previous significant investments in competing systems;

         o lack of adequate Linux-trained professionals and support services;

         o        lack of standards among Linux products and applications; and

         o lack of acceptance of the Internet as a medium for distributing business applications.

         Even if these trends toward distributed applications are adopted, if the development of Linux products and Linux applications is not sufficient, a significant market for Linux business solutions such as ours may not materialize.

         WE OPERATE IN A HIGHLY COMPETITIVE MARKET AND FACE SIGNIFICANT COMPETITION FROM A VARIETY OF CURRENT AND POTENTIAL SOURCES, INCLUDING RED HAT AND SUN MICROSYSTEMS; MANY OF OUR CURRENT AND POTENTIAL COMPETITORS HAVE GREATER FINANCIAL AND TECHNICAL RESOURCES THAT WE DO; THUS, WE MAY FAIL TO COMPETE EFFECTIVELY.

         Our principal competitors in the Linux market include:

         o        Red Hat;

         o        Wind River Systems;

         o        Sun Microsystems;

         o        Corel;

         o        MacMillan;

         o        SuSE; and

         o        VA Linux.

         In additional, due to the open source nature of Linux, anyone can freely download Linux and many Linux applications and modify and re-distribute them with few restrictions. For example, solution providers upon whom we depend for the distribution of our products could instead create their own Linux solutions to provide to their customers. Also, established companies and other institutions could easily produce competing versions of Linux.

         Additionally, we have a number of competitors outside the Linux market that offer server products that are more established than ours. Many of these competitors have access to greater resources that we do. These competitors include AT&T, Novell, Sun Microsystems, and Microsoft. More recently, the major competitive alternative to our UNIX and Linux products is Microsoft's NT. While we believe that our server products retain a competitive advantage in a number of targeted application areas, the expansion of Microsoft's and our other competitor's offerings may restrict the overall market available for our server products, including some markets where we have been successful in the past.

         OUR FOREIGN-BASED OPERATIONS AND SALES CREATE SPECIAL PROBLEMS, INCLUDING THE IMPOSITION OF GOVERNMENTAL CONTROLS AND FLUCTUATIONS IN CURRENCY EXCHANGE RATES THAT COULD HURT OUR RESULTS.

         As a result of the purchase of the assets of the server software and professional services groups of Tarantella, we have significantly more foreign operations than we have had in the past, including development facilities, sales personnel and customer support operations in Europe, Latin America and Southeast Asia. These foreign operations are subject to certain inherent risks, including:

         o potential loss of developed technology through piracy, misappropriation, or more lenient laws regarding intellectual property protection;

         o imposition of governmental controls, including trade restrictions;

         o fluctuations in currency exchange rates and economic instability;

         o        longer payment cycles for sales in foreign countries;

         o        difficulties in staffing and managing the foreign operations;

         o seasonal reductions in business activity in the summer months in Europe and other countries; and

         o political unrest, particularly in areas in which we have facilities.

         In addition, certain operating expenses will be denominated in local currencies, creating risk of foreign currency translation losses that could harm our financial results and cash flows. If we generate profits or losses in foreign countries, our effective income tax rate could also be increased.

         In Latin America and Southeast Asia in particular, several countries have suffered and may be especially susceptible to recessions and economic instability which may lead to increased governmental ownership or regulation of the economy, higher interest rates, increased barriers to entry such as higher tariffs and taxes, and reduced demand for goods manufactured in the United States.

         WE ARE VULNERABLE TO CLAIMS THAT OUR PRODUCTS INFRINGE THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS, PARTICULARLY BECAUSE OUR PRODUCTS ARE COMPRISED OF MANY DISTINCT SOFTWARE COMPONENTS DEVELOPED BY THOUSANDS OF INDEPENDENT PARTIES.

         We may be exposed to future litigation based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that most of the code in our products is developed by independent parties over whom we exercise no supervision or control and who, themselves, might not have the same financial resources as us to pay damages to a successful litigant. Claims of infringement could require us to re-engineer our products or seek to obtain licenses from third parties in order to continue offering our products. In addition, an adverse legal decision affecting our intellectual property, or the use of significant resources to defend against this type of claim could place a significant strain on our financial resources and harm our reputation.

         FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS ADEQUATELY WOULD RESULT IN SIGNIFICANT HARM TO OUR BUSINESS.

         While much of the code for our products is open source, our success depends significantly on our ability to protect our trademarks, trade secrets and certain proprietary technology contained in our products. We rely on a combination of copyright and trademark laws, and on trade secrets and confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures afford only limited protection. Some trademarks that have been registered in the United States have been licensed to us, and we have other trademark applications pending in the United States. Effective trademark protection may not be available in every country in which we offer our products and services. Our means of protecting our proprietary rights in the United States or abroad may not be adequate, and competitors may independently develop similar technologies. Our future success will depend in part on our ability to protect our proprietary rights. Despite our efforts to protect our proprietary rights and technologies, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary. Legal proceedings to enforce our intellectual property rights could be burdensome and expensive and could involve a high degree of uncertainty. These legal proceedings may also divert management's attention from growing our business. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. If we do not enforce and protect our intellectual property, our business may suffer substantial harm.

         WE COULD LOSE REVENUE AS A RESULT OF SOFTWARE ERRORS OR DEFECTS.

         Software programs frequently contain errors or defects, especially when first introduced or when new versions are released. We could, in the future, lose revenue as a result of errors or defects in our software products. We cannot assure you that errors will not be found in new products or releases. Although we have both product liability and errors and omissions insurance, we might incur losses in excess of the dollar limits or beyond the scope of coverage of our policies. While we test our products prior to release, the fact that most of the components of our software offerings are developed by independent parties over whom we exercise no supervision or control makes it particularly difficult to identify and remedy any errors or defects that could exist. Any errors could result in loss of revenue, or delay in market introduction or acceptance, diversion of development resources, damage to our reputation or increased service costs.

         OUR COMPETITIVE POSITION COULD DECLINE IF WE ARE UNABLE TO OBTAIN ADDITIONAL FINANCING TO ACQUIRE BUSINESSES OR TECHNOLOGIES THAT ARE STRATEGIC FOR OUR SUCCESS, OR OTHERWISE EXECUTE OUR BUSINESS STRATEGY, OR IF WE FAIL TO SUCCESSFULLY INTEGRATE ANY ACQUISITIONS WITH OUR CURRENT BUSINESS.

         We believe that our current cash and cash equivalents will be sufficient to fund our working capital and capital expenditure requirements for at least the next 12 months. However, we may need to raise additional funds to support more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. We cannot assure you that additional funding will be available to us in amounts or on terms acceptable to us. If sufficient funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited.

         If appropriate opportunities arise, we intend to acquire businesses, technologies, services or products that we believe are strategic for our success. The market for eBusiness solutions such as Linux products is new and is rapidly evolving and our competitive position could decline if we are unable to identify and acquire businesses or technologies that are strategic for our success in this market.

         THE GROWTH OF OUR BUSINESS WILL BE DIMINISHED IF THE INTERNET IS NOT ACCEPTED AS A MEDIUM FOR COMMERCE AND BUSINESS NETWORKING APPLICATIONS.

         An important part of our business strategy is to develop and market our products for the support of secure business networks hosted on the Internet. In addition, we plan to sell our products and provide a significant amount of technical support and education via our website. If the Internet is not accepted as a medium for commerce and business networking applications, demand for our products and services will be diminished. A number of factors may inhibit Internet usage, including:

         o        inadequate network infrastructure;

         o        lack of knowledge and training on Internet use and benefits;

         o        consumer concerns for Internet privacy and security;

         o        lack of availability of cost-effective, high-speed service;

         o interruptions in Internet commerce caused by unauthorized users;

         o        changes in government regulation relating to the Internet; and

         o        Internet taxation.

         If Internet usage grows, the infrastructure may not be able to support the demands placed on it by that growth and its performance and reliability may decline. Websites have experienced interruptions as a result of delays or outages throughout the Internet infrastructure. If these interruptions continue, Internet usage may decline.

         FUTURE SALES OF OUR COMMON STOCK MAY NEGATIVELY AFFECT OUR STOCK PRICE.

         The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, or the perception that such sales could occur. As a result of the registration that occurred in connection with the Tarantella transaction, we have a large number of shares of common stock outstanding and available for resale. This also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Certain holders of our common stock also have certain demand and piggyback registration rights obligating us to register their shares under the Securities Act for sale, including the rights held by the selling stockholders.

GENERAL RISKS RELATING TO THIS OFFERING

         POTENTIAL ADVERSE MARKET IMPACT OF THIS OFFERING.

         This prospectus relates to the sale or distribution of up to 21,333,333 shares of common stock by the selling stockholders. We will not receive any proceeds from these sales and have prepared this prospectus in order to meet our contractual obligations to one of the selling stockholders. The shares subject to this prospectus represent approximately 37% of our currently issued and outstanding common stock. The sale of such a significant block of stock, or even the possibility of its sale, may adversely affect the trading market for our common stock and reduce the price available in that market.

         RISKS ASSOCIATED WITH THE POTENTIAL EXERCISE OF THE SUBSTANTIAL OPTIONS OUTSTANDING.

         As of July 18, 2001, we have options outstanding to purchase up to approximately 9.7 million shares of common stock. These options have a weighted average exercise price of $3.37 per share. The existence of such rights to acquire common stock at fixed prices may prove a hindrance to our future equity and debt financing and the exercise of such rights will dilute the percentage ownership interest of our stockholders, and may dilute the value of their ownership. The possible future sale of common stock issuable on the exercise of outstanding rights could adversely affect the prevailing market price of our stock. Further, the holders of the outstanding rights may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us and our stockholders. (See "PLAN OF DISTRIBUTION" and "SELLING STOCKHOLDERS.")

         POTENTIAL FOR ISSUANCE OF ADDITIONAL COMMON STOCK.

         We have an authorized capital of 175.0 million shares of common stock, par value $0.001 per share, and 25.0 million shares of preferred stock, par value $0.001 per share. As of July 18, 2001, approximately 57.0 million shares of common stock and no shares of preferred stock were issued and outstanding, with approximately 9.7 million shares of common stock reserved for issuance on the exercise of outstanding options. Our board of directors has authority, without action or vote of the stockholders, to issue all or part of the authorized but unissued shares. This authority includes the ability to create classes of preferred stock with voting, dividend, liquidation, and other rights superior to those of the common stock. Consequently, the rights of the holders of common stock could be adversely affected by the designation and issuance of preferred stock. Any issuance of common or preferred stock will dilute the percentage ownership of stockholders and may dilute the book value of our common stock.

         LACK OF DUE DILIGENCE REVIEW.

         No securities broker-dealer or other person has been engaged to perform any due diligence or similar review of this offering or our company on behalf of the selling stockholders, persons who may purchase common stock in this offering, or any other person. The lack of such a review increases the burden on individual investors to adequately investigate us, and an investment in our common stock, prior to investing.

         LACK OF OBJECTIVE STANDARDS IN THE DETERMINATION OF PURCHASE PRICE.

         The prices at which the selling stockholders may sell shares of common stock in this offering will be individually negotiated or based on the market price for the common stock at the time of the transactions. Such prices do not necessarily bear a relationship to our assets, results of operations, or book value or any other traditional criteria of value. (See "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" included in our report on Form 10-K for the year ended October 31, 2000, incorporated herein by reference and "PLAN OF DISTRIBUTION.")

         NO DIVIDENDS.

         We have not paid, and do not plan to pay, dividends on our common stock in the foreseeable future, even if we become profitable. (See "PLAN OF DISTRIBUTION.") Earnings, if any, are expected to be used to advance our activities and for general corporate purposes, rather than to make distributions to stockholders.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale or distribution of the common stock by the selling stockholders. We anticipate that we will incur costs of approximately $75,000 in connection with the transactions described in this prospectus, including filing fees, transfer agent costs, printing costs, listing fees, and legal and accounting fees.

                                MATERIAL CHANGES

         In May 2001, we acquired significant assets and operations from Tarantella in exchange for: (i) 16.0 million shares of our common stock (1.6 million of which are being held in escrow); (ii) options to purchase up to an aggregate of 1.8 million shares of our common stock in exchange for options to purchase Tarantella common stock held by people who became our employees; (iii) $23.0 million in cash, including the forgiveness of $7.0 million previously advanced to Tarantella; and (iv) a non-interest bearing promissory note in the amount of $8.0 million that will be paid in quarterly installments of $2.0 million beginning July 2002. In addition, if the OpenServer line of business generates revenue in excess of specified thresholds during the three-year period following the acquisition, we will pay Tarantella 45% of the excess revenue. The consideration paid was determined by arms-length negotiations.

         During the quarter ended April 30, 2001, we determined that our investment in the common stock of Ebiz Enterprises, Inc. ("Ebiz") was partially impaired due to Ebiz's continuing losses and lack of adequate funding. During the quarter ended April 30, 2001, we recorded an impairment write-down of approximately $1.7 million related to this investment. Subsequent to April 30, 2001, Ebiz's losses are continuing. Accordingly, we are continuing to monitor the realizability of our remaining investment of approximately $2.6 million in Ebiz. Additional write-downs in future periods may be necessary as information becomes available.

OUR BUSINESS STRATEGY

         Our business lines are supported by a global sales team, engineering, support in 18 in-country offices, with phone-based support in 80+ languages, and marketing teams that execute based on each country's needs. With a channel of over 15,000 partners, we are in a strategic position to deploy multiple solutions quickly. We will focus on increasing the quality and quantity of strategic alliances with hardware and software partners on a technical, marketing, and sales basis. We have already received strategic support from Compaq, Computer Associates, IBM, Fujitsu, Fujitsu-Siemens, Sybase, Hitachi, and other global partners.

         In addition to these infrastructure advantages of global reach, large distribution network, and localized phone support (critical to many global customers), we are also focused on leading the initiatives towards establishing standards for Linux and UNIX solutions, and in participating on key boards and initiatives for such standards. Particularly with Linux, we are active participants in efforts to ensure the establishment of Linux Standards Base
(LSB), and in working with LPI (education), LI (Linux International), LIN18 (Globalization standards for Linux), DMTF (Distributed Management Task Force), IETF (International Engineering Task Force) and the SIIA (Software Information Industry Association).

         In our recent transaction with Tarantella, we acquired the server software and professional services groups of Tarantella that have a large installed based of UNIX systems and that sell UNIX-based products and services. We intend to continue to develop and sell UNIX-based products and to provide support services and, ultimately, to integrate these products and services with our Linux-based products and services. We have adopted a three-prong strategy to achieve these goals.

DEVELOPMENT PRODUCTS AND SERVICES

         Operating systems, particularly new systems like Linux, require the development of a broad spectrum of applications that run on the operating system to provide the tools and software that are useful to consumers and businesses. Our newly acquired OpenServer and UNIXWare (newly released as Open UNIX 8.0) have a large base of applications that independent software developers and channel partners have developed over the years. OpenLinux, or Linux in general, is now starting to attract an increasing number of applications that are either being ported from other operating systems or being newly created. In order to strategically achieve our goals, we will focus on encouraging both UNIX-based application developers and Linux-based application developers to create more software solutions for business and corporate applications.

         Our development efforts will focus on recruiting software developers to create new, or enhance existing, applications to work on our operating platforms, to ensure compatibility and certification of the software with hardware from major manufacturers, and to create programs and systems that encourage commercial and open source developers to proactively create solutions with our company. This critical development effort will seek to extend our technical reach through programs, systems, tools, and targeted projects. We will maintain a website to enable the dissemination of developer news, technology updates, new beta updates of current code, and systematic programs that can assist developers to succeed in creating applications. This development effort will be the facilitator for additional business and demand for our products.

         Our OpenLinux Workstation product is the base on which developers can create new applications or can be used as the engine for porting applications from other operating systems. Version 3.1 of the OpenLinux Workstation specifically targets commercial software developers, departmental programmers within larger enterprises, open source developers, Java developers, and developers who are comfortable with Borland's Kylix development environment.

         Our professional services team of integrators and consultants augments new or existing resources for customers and partners. For such external partners, this team develops custom coding, systems integration, and other information technology projects, including work at customer's sites. The professional services team participates in aiding customers throughout the organization. This strategic team not only facilitates the overall mission of creating more solutions on our operating systems, but also adds a consistent revenue stream.

DEPLOYMENT PRODUCTS AND SERVICES

         Our target market is commercial and corporate users who need a robust operating system that can be scaled to manage large or diverse operations and which has central management tools available. These vary from the small to medium sized enterprises with one or a few servers in a single or limited number of physical locations, to enterprises with a large number of physical locations for small servers (replicated sites) that need to be centrally managed, to large enterprises that may involve large servers in various physical locations that are used by the entire enterprise or between people across several enterprises.

         Our primary distribution channels are through hardware manufacturers, distributors, and electronic solution providers or value added resellers. Some of the electronic solution providers or value added resellers purchase our products and services through our distributors.

         Most of our business is generated through sales of OpenServer, the newly released version of UNIXWare 7.1.1 called Open UNIX 8.0, and OpenLinux Server. All of these products have been developed to ensure a level of stability and reliability that has attracted a large supporting customer base, and in the case of OpenLinux, a customer base that is rapidly expanding. To support the sale of these products, our deployment strategy includes educational services and support necessary to train, certify, and educate partners and end users.

         OpenServer continues to be a staple platform for the replicated business vertical market (supermarkets, drugstores, fast food, automotive distributors) and, in many countries outside the United States, for governmental and financial markets. OpenServer is an established product with a large customer base. We intend to continue to support the existing customer base and to provide a future technology path via migration tools based on either OpenLinux Server or Open UNIX; both platforms having the necessary technologies to allow applications from OpenServer to continue working uninterrupted.

         Open UNIX 8.0 is targeted for backoffice serving needs, where significant scalability is required for more sophisticated Intel hardware. Specifically, Open UNIX 8.0 is designed for the data base needs of enterprise departments, the telecommunications industry, UNIX heavy vertical markets, and the Linux market that requires a more robust kernel suited for processors above the current Linux capability. The Linux customer base is addressed via the Linux Kernel Personality (LKP) which enables Linux applications to run natively on top of the UNIX kernel. The business focus is targeted toward new customer acquisitions from the NT marketplace and UNIXWare upgrades.

         OpenLinux Server 2.4, with the Linux 2.4 kernel, is our product for users utilizing an Internet infrastructure for the management of their computer and software assets. While the Internet services provider market continues to be dominated by the use of Linux servers, the growing number of applications is also extending OpenLinux's reach to markets that were historically OpenServer clients. Strategically, the OpenLinux Server has become a stronger and more logical migration path for OpenServer clients than even Open UNIX 8.0. Overall, this product is positioned as the means by which "brick and mortar" businesses can enter into the Internet-based future.

         Caldera's technical strategy is to ensure that needs for advances from the current Intel 32 bit architecture are addressed on both UNIX and Linux operating systems, with future versions of Open UNIX 8.X designed to meet the needs of customers looking to transition to Intel 64 bit architecture. Simultaneously, we are committed to the Intel 64 bit architecture future for Linux with internal development and partnerships with other developers.

         Our deployment also includes teaching and training to enable higher usage of our products through our internal education team. This team focuses on training beyond the normal product documentation and includes educational programs, incentives and authorized training centers to assist in the successful implementation of our products. This team focuses more on enabling the successful deployment of products than on the creation of a separate business based on educational products.

MANAGEMENT PRODUCTS AND SERVICES

         Many users of UNIX-based systems and, increasingly Linux-based systems, need to manage multiple computers, either at a single or multiple sites. There are a number of management tools already available for UNIX, but at relatively high price points. Linux, being relatively new, has historically had essentially no management tools available for systems integrators and administrators. Caldera proactively anticipated this need for Linux and has developed its Volution Manager product.

         Volution Manager enables Linux-based systems administrators to use a web-based console (locally or remotely) to manage hardware and software assets, maintain and distribute software to individual computers from a central location, and to provide monitoring of vital statistics of the computers and system. Caldera's recent acquisition of the WhatIfLinux technology enables Linux customers to use the power of the Internet to download new upgrades, bug fixes, and software patches from a central base of Linux software and to use the Internet to purchase and upgrade software applications, 24 hours a day, 7 days a week. Based on the overwhelming interest for a similar solution for the installed UNIX-based users, this business line is focused on providing OpenServer and UNIXWare customers with the same tools.

EXISTING OPERATIONS

         As a result of our recent acquisition from Tarantella, we are a global leader in server software for networked business computing, and the world's leading provider of UNIX server operating systems. This business originated over 20 years ago at AT&T and focuses on developing and marketing proprietary UNIX server software that runs on standard Intel hardware systems. We supply the system software for approximately 37% of all UNIX servers for all hardware platforms, typically in a single physical location for each small or medium sized enterprise.

         We have an installed base of over 2 million licensees worldwide, which include small to medium enterprises, replicated sites, and large enterprises. Our operating systems have also been built into many products such as voice mail systems, telephone switches, and badge or ticket readers.

         INTELLECTUAL PROPERTY

         Our success largely depends on the ability to protect trademarks, trade secrets, and certain proprietary technology. To accomplish this, we rely on a combination of trademark and copyright laws and trade secrets. We also require our employees and consultants to sign confidentiality and nondisclosure agreements. We own the trademark rights to "OPENSERVER" and "UNIXWARE" in the United States and other jurisdictions, although our use of the UNIXWare mark is currently being challenged in Japan.

         Despite efforts to protect trademark rights, unauthorized third parties have in the past attempted, and in the future may attempt, to misappropriate these trademark rights. There is no certainty that the continued misappropriation of the trademarks can be prevented or enforced. The laws of some foreign countries do not protect these trademark rights to the same extent as do the laws of the United States. In addition, policing unauthorized use of these trademark rights is difficult, expensive and time consuming. The loss of any material trademark could have a material negative impact on our business, operating results and financial condition.

         We do not believe that our products infringe the rights of other third parties. However, these products are comprised of many distinct software components, developed by many independent parties, and therefore third parties in the past have asserted, and may in the future assert, infringement claims against us which may result in costly litigation or require the groups to obtain a license to third-party intellectual property rights. There can be no assurance that such licenses can be obtained on reasonable terms, or at all, which could have a material negative impact on our business, operating results and financial condition.

         EMPLOYEES

         As of June 30, 2001, we had 619 employees. Of these totals, 213 were in software development, 182 in sales and marketing, 66 in customer service, and 158 in operations, administrative and other positions. From time to time, we also employ independent contractors to complement and support our efforts. Our employees are not represented by any labor union and are not subject to a collective bargaining agreement, and there has never been any work stoppage. We believe that our relations with employees are good.

         FACILITIES

         We currently have central locations in Orem, Utah, and Santa Cruz, California. We lease administrative, sales and marketing, product development and distribution facilities in both of these locations. We lease additional facilities for administration, sales and marketing and product development in Murray Hill, New Jersey and Watford, England. Our leases expire at various dates through 2020. We have renewal options, at fair market value, under many of these leases and believe that in any event additional or alternative space adequate to serve our foreseeable needs would be available on commercially reasonable terms. Our field operations occupy leased facilities in various locations in the United States. In addition, we have sales and representative offices in France, Germany, Italy, Spain, Singapore, China, India and Canada. We believe that these facilities are adequate for our needs in the foreseeable future.

LITIGATION

         Since July 11, 2001, three complaints have been filed in the United States District Court for the Southern District of New York alleging that our predecessor, Caldera Systems, Inc., various of our officers and directors and various of the underwriters involved in our initial public offering violated federal securities laws. The complaints allege, among other factual bases for the claims asserted, that a registration statement dated January 10, 2000 and a prospectus dated March 21, 2000 for the public offering of 5.0 million shares of Caldera Systems' common stock contained material misrepresentations or omissions or both. The complaints further allege that the misrepresentations and omissions consisted of, among other things, the failure by Caldera Systems to disclose in the registration statement and the prospectus that the defendant underwriters received compensation for the distribution of securities in the offering from parties other than Caldera Systems. The plaintiffs seek certification of the actions as class actions, an unspecified amount of damages suffered by the plaintiffs and the other members of the class, if any, rescission to the members of the class, if any, who do not continue to hold Caldera Systems common stock and attorneys' fees and costs. We have not been served with notice of the complaints. We intend to investigate the claims in the complaints and take action as we deem appropriate.

                              SELLING STOCKHOLDERS

         The following table provides information, as of the date of this prospectus, concerning the selling stockholders. This information has been provided by the selling stockholders. Caldera is not a party to any agreement, arrangement, or understanding regarding the sale of any of the shares. None of the selling stockholders will own more than 1% of the outstanding stock subsequent to the sale of the securities subject to this prospectus.

                                                       COMMON STOCK
                                 --------------------------------------------------------
                                       BENEFICIALLY                             SHARES
                                  OWNED BEFORE OFFERING                      BENEFICIALLY
                                 -----------------------       SHARES        OWNED AFTER
   SELLING STOCKHOLDER             SHARES        PERCENT     TO BE SOLD        OFFERING
   -------------------           ----------      -------     ----------      ------------
Tarantella, Inc.                 16,041,666       28.1%      16,000,000        41,666

MTI Technology Corporation        5,333,333        9.4%       5,333,333             0

TARANTELLA, INC.

         Tarantella, Inc. ("Tarantella"), formerly known as The Santa Cruz Operation, Inc., acquired the shares being offered by it in connection with the closing of our purchase of assets from Tarantella that was completed May 7, 2001. In connection with the closing of the purchase we entered into a stockholder agreement with Tarantella that provides that so long as Tarantella continues to own at least 10% and not more than 19.9% of our shares, Tarantella shall be entitled to name one nominee to our board. So long as Tarantella continues to own at least 20% of our shares, Tarantella shall be entitled to name two nominees to our board. So long as Tarantella owns at least 10% of our outstanding shares, we will not increase our board to a number greater than nine. Each nominee must be reasonably acceptable to us. We are also obligated to use our best efforts to cause our board to unanimously recommend to our stockholders to vote in favor of the Tarantella nominees and to cause the shares for which our management holds proxies to be voted in favor of the Tarantella nominees. In addition, The Canopy Group, Inc. ("Canopy") and MTI Technology Corporation, a Delaware corporation ("MTI"), principal holders of our stock, have agreed to vote in favor of the Tarantella nominees.

         The stockholder agreement further provides that so long as Tarantella owns at least 5% of our outstanding common stock, it may sell its shares only under this registration statement or in accordance with the limitations of Rule 144 of the Securities Act. Tarantella shall not, however, sell shares constituting 5% or more of our outstanding stock to any one person or group without our consent.

         The voting provisions of the stockholder agreement state that so long as Tarantella owns at least 10% of our outstanding stock, Tarantella agrees to vote all of its shares in favor of the nominees of our board for election to directors.

         The voting provisions further provide that so long as Tarantella owns at least 10% of our outstanding common stock, it shall vote all shares it owns in accordance with the recommendation of our board. Tarantella may, however, vote its shares in its sole discretion in the following specific matters:

         o a proposal involving the right to vote and participate pro rata with other common stockholders in any distribution to the holders of our common stock;

         o a recapitalization in which our common stock is converted or exchanged for a security having substantially different rights than our common stock;

         o a transaction involving a conflict of interest between any member of Tarantella's board and our board;

         o        actions brought by a stockholder; or

         o        any amendment to our bylaws.

         The voting provisions do not apply to any proposals for any recapitalization or combination accomplished in connection with any merger, acquisition, consolidation, or combination, any transaction of a type contemplated by Section 351 of the Internal Revenue Code or any other similar transaction where (a) we are acquired by a third party, (b) there has been a "change of control" so that our stockholders prior to a transaction own, in the aggregate, less than a majority of our outstanding stock or the acquiring entity's outstanding stock after the transaction, (c) we acquire another entity, or (d) we acquire all or substantially all of the assets of another entity.

         The stockholder agreement also provides that Tarantella may not exercise dissenter's or appraisal rights for any event described in clauses (a) through (d) of the preceding paragraph that has been approved by our board of directors.

         Until the fifth anniversary of the combination, Tarantella will not, without our prior written consent:

         o acquire, or enter into discussion, negotiations, arrangements, or understandings with any third party to acquire beneficial ownership of any of our voting securities if Tarantella would then beneficially own and/or have the right to acquire more than the percentage of common stock held by it immediately after the closing of the combination, which we refer to as the standstill percentage;

         o make, or in any way participate in, any solicitation of proxies with respect to the voting of any of our voting securities; or

         o seek, either alone or in concert with others, to control our board.

         The limitations described above shall be suspended upon the earlier to occur of:

         o the date that a third party not affiliated with Tarantella commences a tender or exchange offer, that is not withdrawn or terminated, and that would result in a person or group beneficially owning in the aggregate more than 50.0% of the total voting power of our stock. If any tender or exchange offer is withdrawn or terminated, the standstill limitation will be reinstated;

         o the public announcement by us that we have entered into any agreement with respect to a merger, consolidation, combination, or similar transaction in which all our stockholders collectively will own less than 50.0% of the outstanding voting stock of the surviving or acquiring entity immediately after the transaction. The standstill limitation will be reinstated if the transaction is terminated prior to being completed; or

         o        the sale or disposition of substantially all of our assets.

         If Tarantella acquires shares that cause it to own a percentage of our outstanding stock that is greater than the standstill percentage, it will not be obligated to dispose of any of our voting stock to the extent the increased shares were acquired as a result of our recapitalization or a repurchase or exchange of securities by us or any other action taken by us or our affiliates.

         In conjunction with the signing of the reorganization agreement pursuant to which we acquired the server software and professional services groups of Tarantella, our company and Canopy agreed to loan Tarantella $7 million and $18 million, respectively. Upon completion of the transaction contemplated by the reorganization agreement, our loan of $7 million was cancelled and treated by our company and Tarantella as part of the cash portion of the consideration to Tarantella.

         Under the terms of Canopy's line of credit agreement with Tarantella, however, Tarantella still has available to it an $18 million line of credit until all outstanding principal and interest matures on December 31, 2001. This line of credit is secured by a first priority security interest in all of Tarantella's assets (including shares of our common stock issued to Tarantella in the combination). If Canopy forecloses on the line of credit, it may acquire the right to sell shares of our common stock under the registration statement of which this prospectus is a part. Tarantella's sale of our common stock may reduce Tarantella's ability to borrow under the line of credit provided by Canopy.

         In consideration of making the line of credit available, Canopy received a warrant to purchase 1,440,000 shares of Tarantella's common stock at a price of $1.5625 per share, the closing price of Tarantella's stock on January 8, 2001, the date the loan agreement was entered into. If Tarantella borrows more than $9 million under the line of credit, Canopy will be entitled to additional warrants to purchase shares of Tarantella at such price per share. The number of shares that may be purchased under these additional warrants shall equal the product of the amounts exceeding $9 million multiplied by 0.25, divided by $1.5625, up to an aggregate of 1,440,000 additional shares. The interest rate on outstanding loan amounts of 10% per annum. At any time prior to the maturity date, Canopy may elect to convert the outstanding principal and accrued interest into shares of common stock of Tarantella at a price per share of $1.5625, the closing price of Tarantella's common stock on January 8, 2001, subject to the limitation that total ownership may not exceed 19% of Tarantella common stock when combined with shares held by our company. No funds have been advanced to Tarantella under the Canopy line of credit.

         On February 1, 2000, we entered into a Strategic Business Agreement with Tarantella. The Agreement provides for a number of joint marketing activities between the parties, including, but not limited to, the following:
(i) participation together in industry shows; (ii) cross-recruiting and cross-matching channel partners for Tarantella's Tarantella product line and our OpenLinux eServer; (iii) cross-referencing of each other's websites and product solutions; and (iv) discussion of our channel initiatives. Additionally, we agreed to provide ten copies of OpenLinux to Tarantella for its internal use and Tarantella agreed to provide three copies of its Tarantella Express product to us. We also agreed to cooperate and work together to port Tarantella Express products to our OpenLinux, eServer, and eDesktop. The term of the agreement is for one year with automatic renewals for additional one-year periods unless the agreement is terminated.

         On June 27, 2000, we entered into an OEM Distribution Agreement with Tarantella. Under the terms of the agreement, we were granted a non-exclusive, non-transferable, worldwide license to certain of Tarantella's products, including enhancements and improvements, for distribution and sale to end users and specified resellers. We pay current list price, less 42% for all Tarantella products under the agreement. The term of the agreement is for one year with automatic renewals for additional one-year periods unless the agreement is terminated. We had sales to Tarantella totaling $331,500 during the year ended October 31, 2000.

MTI TECHNOLOGY CORPORATION

         Mr. Raymond J. Noorda is Chairman of the Board of Directors of Canopy, our major stockholder, and MTI (one of the selling stockholders), and is a Director of Lineo, Inc. ("Lineo"). Additionally, the Noorda Family Trust, of which Mr. Noorda and his spouse, Lewena Noorda, serve as co-trustees, is a controlling stockholder of Canopy. Canopy holds approximately 45% of the outstanding common stock of MTI. Lineo, which holds shares of our common stock, is majority owned by Canopy. By virtue of his holding corporate offices, his stock ownership and his service as co-trustee, all as described above, Mr. Noorda may be deemed to possess indirect beneficial ownership of the common stock held by Canopy, MTI, and Lineo. Mr. Noorda disclaims beneficial ownership of the shares held by Canopy, MTI, and Lineo, except to the extent of his pecuniary interest therein.

         Mr. Ralph J. Yarro, III, the Chairman of our Board of Directors, is a Director and President of Canopy and a Director of MTI and Lineo. Mr. Yarro is also a controlling shareholder of Canopy by virtue of his ownership of Canopy voting stock. By virtue of his holding corporate offices and his ownership of Canopy voting stock, Mr. Yarro may be deemed to possess indirect beneficial ownership of the common stock held by Canopy, MTI and Lineo.

         Mr. Thomas P. Raimondi, another of our Directors, is also Vice Chairman of the Board of Directors, President and CEO of MTI.

         Effective July 27, 1999, we sold 5,333,333 shares of our common stock to MTI for an aggregate purchase price of $6.0 million. Of this amount, $3.0 million was paid at closing, $1.5 million was due at January 1, 2000, and $1.5 million was due in July 2000. The $1.5 million due at January 1, 2000, was paid on November 15, 1999, in return for a waiver by us of accrued and future interest on the unpaid portions of the purchase price. We believe that the waiver of interest in consideration for the acceleration of payment was not more favorable to MTI than the terms we would have been able to negotiate with an unrelated party. The remaining $1.5 million was paid in full on August 11, 2000.

         On August 12, 1999, we entered into a Distribution and License Agreement with MTI. Under this agreement, MTI includes as available for sale in its price book all of our products, technology, or services that are commercially available for sale, and we sell or license, as applicable, to MTI, and allow MTI to sell, resell, license, reproduce, use, distribute, sublicense, have made and prepare derivative works of all of our products, technology, or services that are commercially available. This agreement is terminable by either party on 90 days prior written notice.

                              PLAN OF DISTRIBUTION

         The selling stockholders may offer their shares for sale at various times in one or more of the following transactions:

         o on the Nasdaq National Market (or any other exchange on which the shares may be listed);

         o        in the over-the-counter market;

         o        in negotiated transactions other than in such markets;

         o        by pledge to secure debts and other obligations;

         o in Rule 144 or other transactions exempt from the registration requirements of the securities laws;

         o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or

         o        in a combination of any of the above transactions.

         In addition, either selling stockholder may distribute the shares held by it to its stockholders, either as a dividend on its existing stock or otherwise. In connection with our acquisition from Tarantella, Tarantella agreed not to distribute to its shareholders any of the shares held by it for six (6) months after the closing date. Tarantella further agreed not to distribute to its shareholders more than 25% of the shares held by it during any six-month (6-month) period.

         Any such sale or distribution of common stock by the selling stockholders must be accompanied by, or follow the delivery of, this prospectus, unless the selling stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell directly to broker-dealers as principals, in routine transactions through broker-dealers that will be compensated in the form of discounts, concessions, or commissions, or in block transactions in which a broker-dealer may act as an agent. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares. Caldera does not intend to enter into any arrangement with any securities dealer concerning solicitation of offers to purchase the common stock.

         Under certain circumstances the selling stockholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions received by these broker-dealers and any profits realized on the resale of shares by them may be considered underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify the broker-dealers against liabilities, including liabilities under the Securities Act. In addition, we have agreed to indemnify the selling stockholders against liabilities, including certain liabilities under the Securities Act.

         Under the rules and regulations of the Exchange Act, any person engaged in the distribution or the resale of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. The selling stockholders will also be subject to applicable provisions of the Exchange Act and regulations under the Exchange Act which may limit the timing of purchases and sales of our shares of common stock by the selling stockholders.

         The selling stockholders will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by them. The shares offered hereby are being registered pursuant to contractual obligations to which we are subject, and we have paid the expenses of the preparation of this prospectus.

         We estimate that we will incur costs of approximately $75,000 in connection with this offering for legal, accounting, printing, and other costs related to the registration and sale of the shares of common stock. The selling stockholders will bear other separate costs incurred by them.

                            DESCRIPTION OF SECURITIES

         The description of Caldera's common stock is incorporated by this reference to Caldera's registration statement on Form 8-A, SEC File Number 000-29911, filed March 10, 2000.

         The transfer agent for Caldera's common stock is Computershare Trust Company, Inc., 12039 West Alameda Parkway, Suite Z2, Lakewood, Colorado 80228, telephone (303) 984-4057.

                                  NO DIVIDENDS

         We have not paid dividends on our common stock. We seek growth and expansion of business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends on our common stock in the foreseeable future.

                             LEGALITY OF SECURITIES

         The validity under the Delaware General Corporation Law of the common stock to be sold by the selling stockholders has been passed on for us by Parr Waddoups Brown Gee & Loveless.

                                     EXPERTS

         The financial statements and schedule of our company and the financial statements of Ebiz Enterprises, Inc. incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

         The financial statements of The SCO Server and Professional Services Groups as of September 30, 2000 and 1999 and for each of the three years in the period ended September 30, 2000 incorporated in this Prospectus by reference to the Registration Statement on Form S-4, Amendment No. 5, of Caldera International, Inc. have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              AVAILABLE INFORMATION

         We have filed a registration statement on Form S-3 with the SEC to register the sale of the shares of common stock offered by the selling stockholders under the Securities Act of 1933. This prospectus, which is a part of the registration statement, does not contain all of the information that is in the registration statement. Statements made in this prospectus as to the content of any contract, agreement or other document are not necessarily complete. Some contracts, agreements, or other documents are filed as exhibits to the registration statement or to a document incorporated by reference in this prospectus. In those cases, investors should refer to such exhibits for more complete descriptions.

         We file reports, proxy and information statements and other information with the SEC. The public may read and copy, at prescribed rates, any materials we file with the SEC, including the registration statement and its exhibits and any documents incorporated by reference into this prospectus, at the SEC's offices at:

Public Reference Room      Citicorp Center              Seven World Trade Center
450 Fifth Street, N.W.     500 West Madison Street      New York, New York 10048
Washington, D.C. 20549     Chicago, Illinois 60661

For information on how to obtain such documents from the SEC, investors may telephone the SEC's Public Reference Room at 1-800-SEC-0330.

         The SEC Internet site at http://www.sec.gov contains materials that we file with the SEC in electronic version through the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system.

         Public information is also available at:    The Nasdaq Stock Market
                                                     1735 K Street, N.W.
                                                     Washington, D.C. 20006.

                      INFORMATION INCORPORATED BY REFERENCE

         We are allowed by the SEC to "incorporate by reference" information filed with the SEC, which means that we can disclose important information to people by referring them to other documents that we file with the SEC. The information incorporated by reference is considered to be part of this prospectus. We have filed the following documents with the SEC pursuant to the Securities Exchange Act of 1934 and are incorporating them by reference into this prospectus.

         (1) Annual Report on Form 10-K for the year ended October 31, 2000, as amended;

         (2) Quarterly reports on Form 10-Q for the quarters ended January 31, 2001 and April 30, 2001;

         (3) Interim reports on Form 8-K filed February 14, 2001, April 25, 2001, May 14, 2001, and June 6, 2001;

         (4) The description of our common stock contained in the registration statement on Form 8-A, as amended, SEC File Number 000-29911, filed March 10, 2000.

         (5) The historical financial statements of The SCO Server and Professional Services Groups appearing on pages F-34 through F-54, the unaudited pro forma condensed combined financial information appearing on pages P-1 through P-22, and the historical financial statements of Ebiz Enterprises, Inc. appearing on pages F-55 through F-74 in the registration statement on Form S-4, SEC File Number 333-45936, filed March 26, 2001.

         We also incorporate all documents we file with the SEC after the date of this prospectus. The information in these documents will update and supersede the information in this prospectus.

         We will provide at no cost to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. Investors should direct requests to Kathy Allred, Caldera International, Inc., 240 West Center Street, Orem, Utah 84057, telephone: (801) 765-4999.

                     COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our articles of incorporation provide for the indemnification of our officers and directors to the full extent permitted by Delaware corporate law. Such indemnification includes the advancement of costs and expenses and extends to all matters, except those in which there has been intentional misconduct, fraud, a knowing violation of law, or the payment of dividends in violation of the Delaware General Corporation Law and could include indemnification for liabilities under the provisions of the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by our company of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities subject to this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by our company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

SECTION                                                                    PAGE
Summary.......................................................................2
Special Note About Forward-Looking Information................................3
Risk Factors..................................................................3
Use of Proceeds..............................................................13
Material Changes.............................................................13
Selling Stockholders.........................................................18
Plan of Distribution.........................................................20
Description of Securities....................................................21
No Dividends.................................................................21
Legality of Securities.......................................................22
Experts......................................................................22
Available Information........................................................22
Information Incorporated by Reference........................................22
Commission Position on Indemnification for Securities Act Liabilities........23

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any other information or to make any representation not contained in this prospectus. If anyone provides you with any different or inconsistent information or representations, you should not rely on it. We are not offering to sell or soliciting an offer to buy securities in any jurisdiction. Offer, solicitation, or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, and prospects may have changed since that date.




                             CALDERA INTERNATIONAL,
                                      INC.




                                   21,333,333
                             SHARES OF COMMON STOCK




--------------------------------------------------------------------------------
                                   PROSPECTUS
--------------------------------------------------------------------------------



                                 ______ __, 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

--------------------------------------------------------------------------------
              ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
--------------------------------------------------------------------------------

         The following are the estimated expenses in connection with the distribution of the securities being registered:

         Securities and Exchange Commission registration fee..........  $  6,000
         Legal fees...................................................  $ 40,000
         Accounting fees and expenses.................................  $ 20,000
         Printing and other expenses..................................  $  9,000
                                                                        --------
                                                            Total       $ 75,000
                                                                        ========

         All expenses, except the SEC fees, are estimates.

         The selling stockholders will not bear any portion of the foregoing expenses, but will pay fees in connection with the sale of the common stock in those transactions completed to or through securities brokers and/or dealers in the form of markups, markdowns, or commissions.

--------------------------------------------------------------------------------
               ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

         The Registrant's amended and restated certificate of incorporation to be in effect upon the closing of this offering (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant that is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant intends to obtain liability insurance for its officers and directors prior to the closing of this offering.

         Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

         Other than the litigation identified under "MATERIAL
CHANGES -- LITIGATION" above, at present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

--------------------------------------------------------------------------------
                                ITEM 16. EXHIBITS
--------------------------------------------------------------------------------

         The following documents are included as exhibits to this Registration Statement, pursuant to Item 601 of regulation S-K.

              SEC
EXHIBIT    REFERENCE
  NO.         NO.                         TITLE OF DOCUMENT
-------    ---------    -------------------------------------------------------
  4.1        (4)        Form of certificate of common stock (incorporated by
                        reference to Exhibit 4.1 to our registration statement
                        on Form S-4 (File No. 333-45936), as amended).

  5.1        (5)        Opinion of Parr Waddoups Brown Gee & Loveless.

  23.1       (23)       Consent of Arthur Andersen LLP, Independent Public
                        Accountants of Caldera Systems, Inc. and the Registrant.

  23.2       (23)       Consent of Arthur Andersen LLP, Independent Public
                        Accountants of Ebiz Enterprises, Inc.

  23.3       (23)       Consent of PricewaterhouseCoopers LLP, Independent
                        Accountants of The SCO Server and Professional Services
                        Groups.

  23.4       (23)       Consent of Parr Waddoups Brown Gee & Loveless
                        (contained in Exhibit 5.1).

--------------------------------------------------------------------------------
                              ITEM 17. UNDERTAKINGS
--------------------------------------------------------------------------------

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Section 210.3-19 of this chapter if such financial statements and information are contained in periodic reports riled with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

--------------------------------------------------------------------------------
                                   SIGNATURES
--------------------------------------------------------------------------------

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Orem, state of Utah, on the 20th day of July, 2001.

                                   CALDERA INTERNATIONAL, INC.
                                   (Registrant)

                                   By /s/ Ransom H. Love
                                     ------------------------------------------
                                     Ransom H. Love, Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ransom H. Love, with power of substitution, as his attorney-in-fact for him or her, in all capacities, to sign any amendments to this Registration Statement and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 20th day of July, 2001.

/s/ Ransom H. Love
--------------------------------------------
Ransom H. Love, Director and Chief Executive
Officer (Principal Executive Officer)

/s/ Robert K. Bench
--------------------------------------------
Robert K. Bench, Chief Financial Officer
(Principal Accounting and Financial Officer)

Thomas P. Raimondi
                                 , Director
---------------------------------


Steven M. Cakebread
/s/ Steven M. Cakebread          , Director
---------------------------------

Ralph J. Yarro, III
/s/ Ralph J. Yarro, III          , Director
---------------------------------

Raymond J. Noorda
/s/ Raymond J. Noorda            , Director
---------------------------------

Duff Thompson
                                 , Director
---------------------------------

Ed Iacobucci
                                 , Director
---------------------------------

                               INDEX TO EXHIBITS

              SEC
EXHIBIT    REFERENCE
  NO.         NO.                         TITLE OF DOCUMENT
-------    ---------    -------------------------------------------------------
  4.1        (4)        Form of certificate of common stock (incorporated by
                        reference to Exhibit 4.1 to our registration statement
                        on Form S-4 (File No. 333-45936), as amended).

  5.1        (5)        Opinion of Parr Waddoups Brown Gee & Loveless.

  23.1       (23)       Consent of Arthur Andersen LLP, Independent Public
                        Accountants of Caldera Systems, Inc. and the Registrant.

  23.2       (23)       Consent of Arthur Andersen LLP, Independent Public
                        Accountants of Ebiz Enterprises, Inc.

  23.3       (23)       Consent of PricewaterhouseCoopers LLP, Independent
                        Accountants of The SCO Server and Professional Services
                        Groups.

  23.4       (23)       Consent of Parr Waddoups Brown Gee & Loveless
                        (contained in Exhibit 5.1).